Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated January 28, 2008

3Yr Curve Trade

Final Terms and Conditions

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this term sheet relates. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.

Issuer:	Eksportfinans ASA

Ratings:	Aaa (negative outlook)/AA + (stable)/AAA (stable outlook)

Issue Size:	EUR 275,000,000 (the notes are denominated in, and the redemption amount paid on the Maturity Date will be paid in euros)

Issue Price:	100%

ISIN:	XS0344105340

Trade Date:	January 28, 2008

Settlement Date:	February 11, 2008

Maturity Date:	February 11, 2011

Interest Rate:	From and including the Settlement Date to but excluding August 11, 2008: 3.50%

From and including August 11, 2008, to but excluding the Maturity Date:

10 x (10yr EUR CMS Rate − 2yr EUR CMS Rate — 0.55%), subject to a minimum of 0%. Interest will be paid in euros.

Day Count Basis:	30/360

Interest Payment Dates:	Quarterly on the 11th of February, May, August and November, commencing May 11, 2008

Interest Reset Date:	Quarterly on the 11th of February, May, August, November, commencing May 11, 2008, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date, determined on the related Interest Determination Date.

Interest Period:	Quarterly from (and including) each Interest Payment Date (or the Settlement Date, in the case of the first Interest Period), to (but excluding) the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Interest Determination Date:	Two Business Days prior to the related Interest Reset Date

10yr EUR CMS Rate:	The annual swap rate for euro swap transactions with a maturity of 10 years, expressed as a percentage, which appears on the Reuters screen ISDAFIX2 Page (or such other page as may replace that page on such service) under the heading “EURIBOR BASIS — EUR” and above the caption “11:00 AM Frankfurt” as of 11:00 am Frankfurt time on the Interest Determination Date.

2yr EUR CMS Rate:	The annual swap rate for euro swap transactions with a maturity of 2 years, expressed as a percentage, which appears on the Reuters screen ISDAFIX2 Page (or such other page as may replace that page on such service) under the heading “EURIBOR BASIS — EUR” and above the caption “11:00 AM Frankfurt” as of 11:00 am Frankfurt time on the Interest Determination Date.

If the 10yr EUR CMS Rate and 2yr EUR CMS Rate are no longer displayed by 11:00 a.m., Frankfurt time, on the Interest Determination Date, then the 10yr EUR CMS Rate and/or the 2yr EUR CMS Rate, as applicable, will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers at approximately 11:00 a.m., Frankfurt time, on the Interest Determination Date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating Euro interest rate swap transaction with a term equal to 10 years with respect to 10yr EUR CMS Rate and 2 years with respect to 2yr EUR CMS Rate, commencing on that Interest Determination Date with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to “EURIBOR” with a maturity of three months. The Calculation Agent will select the five swap dealers after consultation with the Issuer and will request the principal Euro-zone offices of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the 10yr EUR CMS Rate and/or the 2yr EUR CMS Rate, as applicable, for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

If fewer than three leading swap dealers selected by the Calculation Agent are quoting as described above, the 10yr EUR CMS Rate and/or the 2yr EUR CMS Rate, as applicable, will be such CMS rate in effect on that Interest Determination Date or, if that Interest Determination Date is the first Interest Determination Date, the initial interest rate.

Business Days:	TARGET Business Day and a London Business Day.

Clearing: Clearstream/ Euroclear only.	The notes will not be DTC-eligible and cannot be settled through DTC. The distribution of the notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through participants in Clearstream and Euroclear only.

Business Day Convention:	Modified following Business Day convention with no adjustment for period end dates.

Denominations:	EUR 100,000

Calculation Agent:	Lehman Brothers Special Financing Inc.

Agent:	Lehman Brothers Inc.

Supplemental Risk Factors

As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the 10-Year EUR CMS Rate and the 2-Year EUR CMS Rate and to other events that are difficult to predict and beyond our control. The notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes are certain to pay interest only until August 11, 2008. Starting from August 11, 2008, the notes pay only contingent interest. Also, the notes are not equivalent to investing in notes that pay interest at a rate equal to the 10-Year EUR CMS Rate or the 2-Year EUR CMS Rate. You should carefully consider the following risks before investing in the notes.

The return on the notes may be less than that of other debt securities of comparable maturity or less than interest rates available in the market.

Prospective investors should consider an investment in the notes if they believe that the 10-Year EUR CMS Rate will continue to equal or exceed the 2-Year EUR CMS Rate. Should the 2-Year EUR CMS Rate exceed the 10-Year EUR CMS Rate, you may earn less than the return you could have received on other debt securities of comparable maturity, and the Interest Payments may be less than interest rates available in the market. The yield to the Maturity Date may not fully compensate holders for any opportunity cost taking into account inflation and other factors relating to the time value of money.

The market price of your notes may be influenced by many unpredictable factors.

The following factors, nearly all of which are beyond our control, will influence the market value of your notes:

•	interest and yield rates, including the level and volatility of the 10-Year EUR CMS Rate and 2-Year EUR CMS Rate,

•	economic, financial, regulatory, political, military and other events that affect interest rates generally and the 10-Year EUR CMS Rate and 2-Year EUR CMS Rate in particular,

•	events in the equity market, bond market and foreign exchange market,

•	the time remaining until your notes mature, and

•	our creditworthiness.

These factors will influence the price you will receive if you sell your notes prior to the Maturity Date. It is not possible to predict the future performance of the 10-Year EUR CMS Rate and 2-Year EUR CMS Rate based on their historical performance.

As Calculation Agent, Lehman Brothers Special Financing Inc. will have the authority to make determinations that could affect the market value of your notes.

As Calculation Agent for the notes, Lehman Brothers Special Financing Inc. will have sole discretion in making various determinations that affect your notes.

There may be conflicts of interest between you and the Agent or the Calculation Agent or their affiliates.

As noted below, the Agent, the Calculation Agent and their affiliates expect to engage in hedging and trading activities related to the 10-Year EUR CMS Rate and the 2-Year EUR CMS Rate. These trading activities may present a conflict between your interest in your notes and the interests the Agent, the Calculation Agent and their affiliates will have in its proprietary accounts, in facilitating transactions for its customers and in accounts under its management. These trading activities, if they influence the level of the 10-Year EUR CMS Rate and the 2-Year EUR CMS Rate, could be adverse to your interests as a beneficial owner of your notes.

Secondary trading in the notes may be limited.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for the notes. In this regard, the Agent and its affiliates are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the Agent or its affiliates.

U.S. Federal Income Tax Treatment

The Issuer intends to treat the notes as variable rate debt securities, as described under “Taxation in the United States — Variable rate debt securities” in the accompanying prospectus.

Interest Payments — Hypothetical Examples

Because 10-Year EUR CMS Rate and 2-Year EUR CMS Rate levels may be subject to significant fluctuations, it is not possible to present a chart or table illustrating the complete range of possible payouts over the life of the notes. The interest payable per EUR 100,000.00 denomination for the period up to but excluding August 11, 2008 will be EUR 100,000.00 x 3.50%. Thereafter, the interest payable per EUR 100,000.00 denomination will be EUR 100,000.00 x 10 x (10-Year EUR CMS Rate − 2-Year EUR CMS Rate — 0.55%), subject to a minimum of 0.00%. Therefore, if the reference spread (as defined below) is equal to or less than 0.55% on an Interest Determination Date, the Interest Rate for the corresponding Interest Period will be 0.00%.

Presented below are examples of hypothetical Interest Rates, which are intended to illustrate changes in the spread between 10-Year EUR CMS Rate and 2-Year EUR CMS Rate (the reference spread). These examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future Interest Rates and are intended merely to illustrate the impact that various possible reference spreads could have on the interest payments, assuming all other variables remain constant. The hypothetical values for 10-Year EUR CMS Rate and 2-Year EUR CMS Rate have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts and should not be taken as indicative of the future performance of 10-Year EUR CMS Rate and 2-Year EUR CMS Rate.

Example 1: On an Interest Determination Date, 10-Year EUR CMS Rate is equal to 4.30% and 2-Year EUR CMS Rate is equal to 4.10%. Therefore, the reference spread (10-Year EUR CMS Rate minus 2-Year EUR CMS Rate) is equal to 0.20%, and because the reference spread is less than 0.55%, the Interest Rate for the corresponding Interest Period is 0.00% per annum.

Example 2: On an Interest Determination Date, 10-Year EUR CMS Rate is equal to 4.85% and 2-Year EUR CMS Rate is equal to 4.30%. Therefore, the reference spread (10-Year EUR CMS Rate minus 2-Year EUR CMS Rate) is equal to 0.55%, and because the reference spread is equal to 0.55%, the Interest Rate for the corresponding Interest Period is 0.00% per annum.

Example 3: On an Interest Determination Date, 10-Year EUR CMS Rate is equal to 4.90% and 2-Year EUR CMS Rate is equal to 3.40%. Therefore, the reference spread (10-Year EUR CMS Rate minus 2-Year EUR CMS Rate) is equal to 1.50%, and because the reference spread is greater than 0.55%, the Interest Rate for the corresponding Interest Period is 9.50% per annum, calculated as follows: 10 x (1.50% − 0.55%) = 9.50% per annum.

Example 4: On an Interest Determination Date, 10-Year EUR CMS Rate is equal to 4.65% and 2-Year EUR CMS Rate is equal to 3.65%.Therefore, the reference spread (10-Year EUR CMS Rate minus 2-Year EUR CMS Rate) is equal to 1.00%, and because the reference spread is greater than 0.55%, the Interest Rate for the corresponding Interest Period is 4.50% per annum, calculated as follows: 10 x (1.00% − 0.55%) = 4.50% per annum.

Historical Performance

The following graph shows the reference spread (10-Year EUR CMS Rate minus 2-Year EUR CMS Rate) for the final calendar day of each month since January 28, 2003.

Since January 28, 2003, the reference spread has experienced significant fluctuations. Any historical trend in the reference spread during any period shown below is not an indication that the reference spread is more or less likely to increase or decrease at any time during the life of your note. You should not take the historical levels of the reference spread as an indication of future performance. We cannot give you any assurance that the future reference spread will result in you receiving an interest payment on an Interest Payment Date that is greater than 0.00%.

We cannot assure you that this performance will be replicated in the future.

Additional Information Relating to the Exchange Rate

Information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trend in fluctuations in currency exchange rates that may occur in the future.

The following charts show, for the periods indicated, high, low, average and period-end spot exchange rates for U.S. dollar per euro in the City of New York for cable transfers as certified by the Federal Reserve Bank of New York:

Calendar Year	High	Low	Average (A)	Period End
2005	1.34665	1.16735	1.244489	1.17955
2006	1.33365	1.18465	1.25673	1.314321
2007	1.4863	1.2896	1.370684	1.470449
2008 (through January 25, 2008)	1.4878	1.44855	1.470666	1.47035

(A) The average of the exchange rates on the last day of each month during the period.

One-Month Period Ended	High	Low
August 2007	1.3813	1.3405
September 2007	1.4152	1.3577
October 2007	1.442362	1.4083
November 2007	1.4863	1.4429
December 2007	1.47495	1.4342
January 2008 (through January 25, 2008	1.4878	1.44855

The noon buying rate on January 28, 2008 was EUR 1.00 = U.S.$1.4797.

Supplemental Plan of Distribution

The notes are being purchased by the Agent as principal, pursuant to a terms agreement dated as of the Trade Date between the Agent and the issuer. The initial sale of the notes in this offer entails a longer settlement period that is customary for similar debt securities. For the purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, February 11, 2008 will be the date of payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The gross proceeds to the issuer will be 100% of the principal amount of the notes. The Agent has agreed to pay the Issuer’s out-of-pocket expenses of the issue of the notes.

From time to time, the Agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for the issuer for which they have been, and may be, paid customary fees. In particular, the issuer may enter into hedging arrangements with third parties in order to hedge the Issuer’s obligations under the notes.